

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Vlad Vitoc
Chief Executive Officer
MAIA Biotechnology, Inc.
444 West Lake Street, Suite 1700
Chicago, IL 60606

      Re: MAIA Biotechnology, Inc.
          Draft Registration Statement on Form S-1
          Submitted December 23, 2022
          CIK No. 0001878313

Dear Vlad Vitoc:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Janeane Ferrari